FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from September 1, 2016 to September 30, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 12, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from September 1, 2016 to September 30, 2016 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on October 12, 2016]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

		as of September 30, 2016

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (July 28, 2016)
(Period of repurchase: from August 15, 2016 to January 27, 2017 (excluding the period between October 28, 2016 to November 11, 2016))		100,000,000	45,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date)
	September 1	1,247,000	611,079,520
	September 2	1,247,000	619,552,800
	September 5	1,066,200	527,789,050
	September 6	1,066,200	516,800,250
	September 7	1,066,200	504,996,000
	September 8	1,066,200	510,891,960
	September 9	1,066,200	519,299,790
	September 12	992,700	475,563,330
	September 13	992,700	473,986,360
	September 14	992,700	468,912,130
	September 15	992,700	454,215,570
	September 16	992,700	459,327,580
	September 20	995,000	458,656,580
	September 21	995,000	462,289,490
	September 23	995,000	464,997,090

Total	—	1 5,773,500	7,528,354,500

Aggregate shares repurchased as of the end of this reporting month		38,481,100	17,956,285,720

Progress of share repurchase (%)		38.5	39.9

2.	Status of disposition

			as of September 30, 2016

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) September 12	97	46,792
Subtotal	—	97	46,792
Other (exercise of stock acquisition rights)	(Date)
	September 1	16,000	16,000
	September 2	19,200	19,200
	September 5	103,000	997,000
	September 6	4,300	4,300
	September 7	259,600	259,600
	September 8	9,700	955,700
	September 9	17,400	17,400
	September 13	11,300	2,986,300
	September 14	14,100	1,204,100
	September 15	24,500	24,500
	September 16	1,900	1,900
	September 23	13,200	13,200
	September 26	306,500	306,500
	September 27	68,000	68,000
	September 28	29,500	29,500
	September 29	39,200	39,200

Subtotal		937,400	6,942,400

Total		937,497	6,989,192

3.	Status of shares held in treasury

as of September 30, 2016

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601
Number of shares held in treasury	266,554,572